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                            September 2, 2022

       Ying Huang, Ph.D
       Chief Financial Officer
       Legend Biotech Corporation
       2101 Cottontail Lane
       Somerset, NJ 08873

                                                        Re: Legend Biotech
Corporation
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-39307

       Dear Dr. Huang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Certain Information, page 1

   1.                                                   We note that your
definition of    China    or    PRC    specifically excludes Hong Kong and
                                                        Macau. Please revise
the definition of    China    or the    PRC    to include Hong Kong and
                                                        Macau and clarify that
the only time that "PRC or China" does not include Hong Kong or
                                                        Macau is when you
reference specific laws and regulations adopted by the PRC.
                                                        Additionally, clarify
that the    legal and operational    risks associated with operating in
                                                        China also apply to
operations in Hong Kong and Macau. Lastly, discuss any
                                                        commensurate laws and
regulations in Hong Kong and Macau, where applicable
                                                        throughout your filing,
and the risks and consequences to you associated with those laws and regulations.
 Ying Huang, Ph.D
FirstName LastNameYing   Huang, Ph.D
Legend Biotech Corporation
Comapany 2,
September NameLegend
             2022      Biotech Corporation
September
Page 2    2, 2022 Page 2
FirstName LastName
D. Risk Factors
Risk Factors Summary, page 4

2. Please revise your summary of risk factors so that you disclose the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors is prominent and upfront. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
Part I
Item 3. Key Information, page 4

3. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. In addition, please provide early in the Business section a diagram of the
         company   s corporate structure.
4. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
5. We note that, on May 4, 2022, the SEC conclusively listed you under the Holding Foreign
         Companies Accountable Act. Please provide prominent disclosure that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the
         Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot
 Ying Huang, Ph.D
FirstName LastNameYing   Huang, Ph.D
Legend Biotech Corporation
Comapany 2,
September NameLegend
             2022      Biotech Corporation
September
Page 3    2, 2022 Page 3
FirstName LastName
         inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. For additional information, refer to https://www.sec.gov/hfcaa.
6. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
         China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risks Related to Doing Business in China, page 57

9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit
 Ying Huang, Ph.D
Legend Biotech Corporation
September 2, 2022
Page 4
       or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting. . ., page 69

10. Update your disclosure to reflect that the Commission adopted rules to implement the
       HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
       Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Moreover, please update this risk factor to account for the fact that the SEC conclusively identified you under the HFCAA on May 4, 2022.
Operating And Financial Review And Prospects
Operating Results, page 153

11. Please expand in future filings to include a more robust disclosures for your operating result, including more disaggregated disclosures about the significant components of revenues or expenses and their change drivers, both quantitatively and qualitatively. More specifically on the research and development expenses, considering the significant balances, the existence of other phase 3 trials, as well as the impact from the Janssen agreement, please provide more disaggregated disclosures by product (group), and or by nature of costs. Please also disclose specifically the amount of research and development expenses incurred by yourself as well as the amount payable to Janssen under your license and collaboration agreement with Janssen. In that regard, you disclosed at page F-49 that you took a total of $119.7 million funding advances in 2021 by reducing the same amount of other payables due to the collaborator. Refer to Item 303 of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact
Dillon Hagius at 202-551-7967 or Jason Drory at 202-551-8342 with any other questions.



                                                              Sincerely,
FirstName LastNameYing Huang, Ph.D
                                                              Division of
Corporation Finance
Comapany NameLegend Biotech Corporation
                                                              Office of Life
Sciences
September 2, 2022 Page 4
cc:       Marc L. Harrison
FirstName LastName